SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              ENVIROKARE TECH, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   29404N-209
                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 3, 2002
             (Date of Event which Requires Filing of This Statement)

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CUSIP No. 29404N-209                                                 Page 2 of 4

                                  SCHEDULE 13D

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1     NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 Adrian Alexandru
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS                                                         OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF       7     SOLE VOTING POWER                              3,780,000
   SHARES               --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER                                    0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER                         3,780,000
  REPORTING             --------------------------------------------------------
   PERSON         10    SHARED DISPOSITIVE POWER                               0
    WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Common Stock                                                     2,330,000
      Warrants to acquire common stock                                 1,450,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   13.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                                IN
--------------------------------------------------------------------------------

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CUSIP No. 29404N-209                                                 Page 3 of 4

                                  SCHEDULE 13D

Item 1. Security and Issuer

      Class of Securities:      Common Stock, par value $.001

      Name of Issuer:           ENVIROKARE TECH, INC.
                                2470 Chandler Avenue, Suite 5
                                Las Vegas, Nevada 89120
                                Tel: 702-262-1999  Fax: 702-262-1909

Item 2. Identity and Background

      (a) Name:

      This Statement is filed by Adrian Alexandru (the "Reporting Person"), as the direct beneficial owner of 3,780,000 shares of Common Stock of the Issuer.

      (b) Residence or business address:

      The principal address of the Reporting Person is c/o 2470 Chandler Avenue, Suite 5, Las Vegas, Nevada 89120.

      (c) Principal business or occupation:

      The principal occupation of the Reporting Person is Veterinary Doctor.

      (d) Not applicable

      (e) Not applicable

      (f) Citizenship:

      The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

      The funds for the purchase were provided by the Reporting Person's personal funds. No funds were borrowed for this purpose.

Item 4. Purpose of the Transaction

      The purpose of the transaction was solely for investment purposes.

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CUSIP No. 29404N-209                                                 Page 4 of 4

                                  SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

      (a) Aggregate number of securities       3,780,000 shares of Common Stock*
          Percentage of class of securities:   13.0%

      * NOTE: Reporting Person has direct beneficial ownership of 2,330,000 shares of Common Stock and immediately exercisable warrants to purchase 1,450,000 shares of Common Stock.

      (b) Sole voting power:                   3,780,000
          Shared voting power:                         0
          Sole dispositive power:              3,780,000
          Shared dispositive power:                    0

      (c) On June 3, 2002, the Reporting Person purchased 1,000,000 Units of the Issuer for a purchase price of $0.10 per Unit, or an aggregate purchase price of $100,000. Each Unit consists of one share of the Issuer's Common Stock and one warrant, exercisable at any time until June 3, 2004, to purchase one share of Common Stock at an exercise price of $0.25 per share. The transaction was effected in a private placement exempt from registration under the Securities Act of 1933.

      (d) No other person has such rights other than the Reporting Person

      (e) Not Applicable

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

      Not applicable

Item 7. Material to be Filed as Exhibits

      Not applicable

DISCLAIMER OF BENEFICIAL OWNERSHIP

      Not applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 3, 2002                      /S/ Adrian Alexandru
                                        ----------------------------------------
                                            Adrian Alexandru